UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Notice of Exempt Solicitation

1.	Name of the Registrant: Wal-Mart Stores, Inc.

2.	Name of person relying on exemption: New York City Comptroller's Office on behalf of the New York City Pension Funds

3.	Address of person relying on exemption: 1 Centre Street, New York, NY 10007-2341

4.	Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

Comptroller of the City of New York
1 Centre Street
New York, NY 10007-2341
(212) 669-3500

John C. Liu
Comptroller

May 16, 2011

Dear Wal-Mart Stores Shareowner:

On behalf of the New York City Pension Funds (NYC Funds), I urge you to vote FOR Proposal No. 8 – Require Supplier(s) to Publish an Annual Sustainability Report—at Wal-Mart Stores’ 2011 Annual Meeting on Friday, June 3, 2011.

The proposal calls on Wal-Mart’s Board of Directors to require the Company’s suppliers to publish annually an independently verifiable sustainability report. Among other important disclosures, a report would include a supplier’s objective assessment and measurement of performance on workplace safety and human and worker rights, using internationally recognized standards, indicators and measurement protocols. In addition, a report would include incidents of non-compliance, actions taken to remedy those incidents, and measures taken to contribute to long-term prevention and mitigation.

The Securities and Exchange Commission rejected Wal-Mart’s arguments that it could exclude the proposal from its Proxy Statement on the grounds that it relates to the Company’s ordinary business operations; or that the Company had already substantially implemented the proposal.

The NYC Funds collectively hold 5.7 million shares of Wal-Mart common stock, valued at approximately $316 million, as of May 11, 2011.  As New York City Comptroller, I serve as investment advisor, custodian and a trustee for the NYC Funds.

As long-term investors, the NYC Funds affirm that the global integration of sustainability into business strategies and cultures is critically needed for the protection and enhancement of long-term investments and sustainable economic prosperity. However, the failure of suppliers to integrate sustainability into their strategic plans and culture poses a major impediment to the achievement of this important goal. Consider the following:

●	The UN Global Compact-Accenture CEO Study 2010, “A New Era of Sustainability,” found that CEOs viewed the integration of sustainability issues into the supply chain as the most significant performance gap in executing sustainability.

●	Wal-Mart does not publicly disclose the thousands of suppliers it has abroad, making it difficult for human rights organizations and labor groups to identify and engage in private monitoring of working conditions at factories where Wal-Mart’s products are manufactured.

●	A number of Wal-Mart’s foreign suppliers have been repeatedly accused of subjecting workers to sweatshop conditions and using forced child labor.

●	Wal-Mart’s “Supplier Sustainability Assessment” is grossly inadequate because it simply asks suppliers to provide yes or no answers in response to very general questions regarding energy and climate, material efficiency, and social compliance.

Given Wal-Mart’s apparent inadequate monitoring of its suppliers’ compliance with its “Standards for Suppliers,” the long-term interests of Wal-Mart, its shareholders and suppliers would be better served if Wal-Mart requires its suppliers to publish annual, independently verifiable, sustainability reports. This approach derives from the old adage, “What Gets Measured Gets Done.” The independently verifiable reporting requirement would drive suppliers to establish performance goals and benchmarks that would help to integrate sustainability, including workplace safety, and human and worker rights, into their business strategies and cultures.

Please contact Michael Garland, Executive Director for Corporate Governance, at (212) 669-2517 if you have any questions or need additional information.

Sincerely,

/s/ John C. Liu

John C. Liu

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted.